Notice to Readers

This Notice accompanies, and should be read in conjunction with, the Form 52-109F2 – Certification of Interim Filings of John R. Anderson, President and Chief Executive Officer dated June 25, 2008 (the “Original Certificate”) filed by LPBP Inc. (the “Issuer”) with the Canadian securities regulatory authorities through the System for Electronic Document Analysis and Retrieval (“SEDAR”).

The Original Certificate was filed in an incorrect format and should be disregarded by the reader from the date of this Notice.  As of the date of this Notice, the Original Certificate is superseded and replaced by the Form 52-109F2 – Certification of Interim Filings of John R. Anderson, President and Chief Executive Officer dated August 15, 2008 filed by the Issuer with the Canadian securities regulatory authorities through SEDAR.

For clarity, there are no changes to the interim financials and the MD&A previously filed and mailed to reader.

Dated: August 15, 2008

LPBP INC.

/s/ Peter E. Brent

Peter E. Brent,
Corporate Secretary

Form 52-109F2 - Certification of Interim Filings

I, John R. Anderson, President and Chief Executive Officer of LPBP Inc., certify that:

1.
I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of LPBP Inc., (the issuer) for the interim period ending April 30, 2008;

2.
Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.
Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.
The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

(b)
designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer’s GAAP; and

5.
I have caused the issuer to disclose in the interim MD&A any change in the issuer’s internal control over financial reporting that occurred during the issuer’s most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer’s internal control over financial reporting.

/s/ John R. Anderson
Date: August 15, 2008	John R. Anderson President & Chief Executive Officer